Cosmos Holdings Inc. f/k/a Prime Estates & Developments, Inc.

January 10, 2014

Jennifer Gowetski, Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Prime Estates and Developments, Inc.
Form 8-K/A
Filed November 14, 2013
File No. 000-54436

Dear Ms. Gowetski,

On January 3, 2014, after we filed with the SEC the last Form 8-K/A and response on January 3, 2014, the Company was contacted by its prior auditor M&K CPAS, PLLC (“M&K”). M&K had not been given a draft of this filing or the cover letter response before filing. In its contact with the company, M&K in effect requested that as the filing did include their opinion on financial statements, they be furnished the entire filing with the SEC, including the response correspondence which is not available on EDGAR. The Company promptly complied with this request.

After the exchange of several e-mails with M&K, the Company was advised by M&K that they wished to have additional language added to the Company’s response letter in response to Comment 1. M&K was specifically asked by us if they requested any additional changes in the Form 8-K/A itself and the Company was advised that M&K only requested additional language be provided to the staff as correspondence in response to part of SEC’s Comment 1 in its Comment Letter dated January 3, 2014.

M&K’s requested additional language is set forth below.

M&K disclosure request

M&K CPAS, PLLC (“M&K”) believes that the Company was unable to substantiate the existence of their customers or the work performed. M&K further believes that they were supplied with documents purported to be internally generated work products to be delivered to customers that were in fact copyrighted works of others used without reference or permission.

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Company Supplemental Response

The Company believes their response to the SEC on January 3, 2014 was fully compliant with the SEC’s comment. The Comment is as follows:

We note your Form 8-K filed November 25, 2013 relating to the fact that your former accountant resigned on November 20, 2013 as a result of you “being unable to substantiate revenue.” Please revise this filing to include this information, explain how you are unable to substantiate revenue and describe how it impacts your business operations.

For reference, we have attached the response letter exactly as received from M&K to this Correspondence. The exact words used in the resignation are: “Our resignation is the result of the Company being unable to substantiate revenue.”

There was no other language included in M&K’s resignation letter as to the matters they now raise above. These items were discussed with the Company in November, but these items were not mentioned at all in M&K’s formal resignation letter.

The required Form 8-K filed on November 25, 2013 in connection with M&K’s resignation contained the exact same only language as was in their formal resignation letter. Specifically, the Form 8-K disclosed “M&K advised us that their immediate resignation on November 20, 2013 was ‘a result of the Company being unable to substantiate revenue.’” We note our compliance with the requirements to show this Form 8-K to M&K and obtain a letter from them, which we did and filed as Exhibit 16.1. No mention of these matters is made in the Exhibit 16.1 letter either. We also note that M&K’s audit was included in the original Form 8-K filed on October 3, 2013. M&K reviewed this filing and gave their consent to file, with and none of the issues raised above were ever mentioned during the process of preparing this filing. They also gave their approval to file the Form 8-K/A filed on November 14, 2013 with and none of the issues raised above were ever mentioned during the process of preparing this filing either. We note that both of these filings were made before M&K formally resigned.

We leave it to others to draw whatever conclusions they may about the timing of the raising of this language not included in M&K’s resignation letter or in Exhibit 16.1 to the resignation 8-K or not having been raised during the preparation and filing of the original Form 8-K filed on October 3, 2013 or the Form 8-K/A filed on November 14, 2013. However, it is absolutely certain that if M&K had included the above language in their formal resignation or had advised us that it objected to the Form 8-K filed on November 25, 2013, the Company certainly would have included this language in the Form 8-K filed on November 25, 2013 as well as in the response to the comment letter and in the Form 8-K/A filed on January 3, 2014 and in the related response to the comment letter. It is equally certain that if these issues were raised during the preparation and filing of the original Form 8-K filed on October 3, 2013 or the Form 8-K/A filed on November 14, 2013 they would have been addressed in either or both of these filings.

Had such language been so raised, included or requested by M&K at any time related to any of the above filings, the Company’s response would have been as follows:

It is obvious that the Company did not fully understand the level of documentation required under GAAP to record revenues. This matter is extensively discussed in the Form 8-K/A and response letter filed January 3, 2013. The Company, with the advice and counsel of their new auditor and SEC Counsel now understand that without proper documentation on all matters required for revenue recognition under GAAP, revenue cannot be recognized.

Let us then look at M&K’s “beliefs” set forth above.

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M&K CPAS, PLLC (“M&K”) believes that the Company was unable to substantiate the existence of their customers or the work performed.

The Company now understands that in fact it had not provided M&K with the nature and level of documentation required to prove the existence of its customers or work performed. It now understands that it must provide such documentation and, as disclosed in the Form 8-K/A filed on January 3, 2014, the Company is in the process of obtaining this information. As discussed below, information concerning work performed is now going to be independently confirmed directly with the Company’s clients by the Company’s current auditor.

M&K further believes that they were supplied with documents purported to be internally generated work products to be delivered to customers that were in fact copyrighted works of others used without reference or permission.

The second “belief” raised by M&K needs a bit more explanation. The Company believes that this aspect of M&K’s requested disclosure relates to an inquiry made by M&K to the Company and the Company’s response, as set forth below:

M&K request: Please provide copies of the final product that you delivered.

Company reply: See enclosed 3 of those. If you want me to send you more, I can, but I must first delete some things for IP reasons. I am sending you their draft version. If you need more, please feel free to ask.

The Company is attaching to this supplemental response letter one of the three documents furnished to M&K in response to the request. It is in fact something the Company found on the internet in doing research in response to a question raised by the Client. The other two are similar articles.

In analyzing the “believe” of M&K, we note that in our response, M&K was specifically told this was a draft, not final work product, nor the final product itself. Second, the Company believes that M&K has no idea what the client requested or how the requested the work is required to be done under standards for performing this kind of work for EU countries, where both the company providing the services and the company receiving the services are located. The Company’s client for whom this work was being performed requested information on these topics. The client didn’t express any requirement that the information be Company generated, just that the Company go out and find the information and answer its questions. Which the Company did. Perhaps the Company could have provided a Google link as well, but the Company believes, based upon its knowledge of the client and the nature of work requested that that wasn’t necessary to meet the clients work order for the specific work requested. The Company believes that the final work product delivered was fully compliant with EU laws, rules and regulations.

As to all of the matters raised by M&K, including the existence of clients, work actually being performed and whether or not the client got exactly what they requested and was satisfied that the job was done the way the client wanted, the Company believes that all of this information is better answered by the client in direct communication with the auditor without the Company as intermediary. Not by an auditor’s “belief.” Not by the Company’s representations. The Company believes, as noted in the 8-K/A, the procedure for doing that is to have the new auditor, Malone Bailey, obtain invoices for work requests, one of which is for this project; and for the auditor to independently send out confirmation that the client exists, that the work was requested, and that the work was actually performed and completed was the client’s satisfaction and that the client actually paid the Company for the work. That, as discussed in the Form 8-K/A filed on January 3, 2014, is exactly what is being done.

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The Company denies any attempt to ever pass off to a client documents purported to be internally generated work products that were in fact copyrighted works of others. As for use without reference or permission, these were articles found on the internet and copied and furnished as the client requested. There was no attempt and never has been any attempt by the Company to pass off to a client work done by someone else as work internally generated by the Company. The Company often uses information found on the internet to help prepare responses to work requests, and this is just an example of the research done.

Finally, as stated in the Form 8-K/A and response letter filed with the SEC on January 3, 2014, not one single penny of revenue, even for money the Company actually has received from its clients and is actually in the Company’s bank account, will be recognized on the Company’s financial statement, now or in the future, until the Company’s auditor is fully satisfied that all of the GAAP requirements for recognizing revenue are met.

Perhaps this is all the result of “a failure to communicate.” But whatever the reason, the Company is absolutely clear on what has to happen now and in all future contracts for revenue recognition and is taking appropriate action in connection therewith, again, all as fully described in the Form 8-K/A and response letter filed with the SEC on January 3, 2014

The Company believes that full disclosure has been made on this matter in the Form 8-K/A and response letter filed with the SEC on January 3, 2014, including but not limited to SEC Comment 1 in its December 16, 2013 letter. M&K did not request and additional information be added to the 8-K itself. Further, by sending this letter, the Company has now done exactly what M&K has requested.

This letter was shown to M&K on January 9, 2013 before being filed and M&K’s response in relevant part is as follows: “We don’t plan to provide any additional comments to the draft sent by Michael [Williams, the Company’s SEC Counsel] yesterday afternoon.”

Cosmos Holdings Inc. f/k/a Prime Estates & Developments, Inc., a Nevada corporation.

By:	/s/ Dimitrios Goulielmos
Dimitrios Goulielmos, President

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EU TAX TREATIES WITH THIRD COUNTRIES

EUROPEAN COMMUNITY FISCAL LAW:

1. A FEW INTRODUCTORY COMMENTS.

The fiscal provisions of EU legislation framework produce important consequences in many fields and for both sides. One issue rarely considered is the relationship of EU countries with third states is the gravity a possible fiscal provisions contradictions. Today, any such 3rd countries are fully responsible for the fulfillment of EUobligations even though the regime of the Customs Union may lead to violations of internal law of those 3rd courties.

On the other hand EU Member States' sovereignty as independent trading nations is considerably reduced by the exclusive competence of the EC for the Common Commercial and more specificaly fiscal Policy and, under the Nice Treaty amending the EC Treaty, also for the tax and trade-related aspects of services and intellectual property rights.

Exactly because of those important facts, the following points state and point the participation rights of EU Member States in the treaty-making process of the Community and the effect of various law within the Community legal system.

Thiw memo analyzed that the situation as is today which only formally safeguards other countries sovereignty as an independent trading nation, whereas EU membership would empower other countries to take initiative in the decision-making procedure on the Community level and help to protect the country against being held liable for WTO violations.

As an example we give significant example explaining an existing situation of an EU country and Turkey.

The Government of Ireland and the Government of the Republic of Turkey, desiring to conclude a Convention for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income and capital gains, have agreed as follows:

Article 1

PERSONS COVERED

This Convention shall apply to persons who are residents of one or both of the Contracting States.

Article 2

Taxes Covered

1. This Convention shall apply to taxes on income and capital gains imposed by each Contracting State, irrespective of the manner in which they are levied.
2. There shall be regarded as taxes on income and capital gains all taxes imposed on total income or on elements of income, including taxes on gains from the alienation of movable or immovable property.
3. The existing taxes to which this Convention shall apply are:
    1. in the case of Ireland:
        1. the income tax;
        2. the corporation tax; and

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3. the capital gains tax;

(hereinafter referred to as "Irish tax");

2. in the case of Turkey:
    1. the income tax (Gelir Vergisi);
    2. the corporation tax (Kurumlar Vergisi);

    (hereinafter referred to as "Turkish tax").

4. The Convention shall apply also to any identical or substantially similar taxes which are imposed after the date of signature of the Convention in addition to, or in place of, the existing taxes. The competent authorities of the Contracting States shall notify each other of any substantial changes which have been made in their respective taxation laws.

Article 3

General Definitions

1. For the purposes of this Convention, unless the context otherwise requires:
    1. the term "Ireland" includes any area outside the territorial waters of Ireland which, in accordance with international law, has been or may hereafter be designated under the laws of Ireland concerning the Continental Shelf, as an area within which the rights of Ireland with respect to the sea bed and subsoil and their natural resources may be exercised;

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2. the term "Turkey" means the Turkish territory including territorial sea and air space above it, as well as the maritime areas over which it has jurisdiction or sovereign rights for the purpose of exploration, exploitation and conservation of natural resources, pursuant to international law;
3. the terms "a Contracting State" and "the other Contracting State" mean Ireland or Turkey, as the context requires;
4. the term "person" includes an individual, a company , a trust and any other body of persons;
5. the term "company" means any body corporate or any entity which is treated as a body corporate for tax purposes;
6. the terms "enterprise of a Contracting State" and "enterprise of the other Contracting State" mean respectively an enterprise carried on by a resident of a Contracting State and an enterprise carried on by a resident of the other Contracting State;
7. the term "international traffic" means any transport by a ship, aircraft or road-transport vehicle operated by an enterprise of a Contracting State, except when the ship, aircraft or road-transport vehicle is operated solely between places in the other Contracting State;
8. the term "national" means:
    1. in relation to Ireland, any citizen of Ireland and any legal person, partnership, association or other entity deriving its status as such from the laws in force in Ireland;

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2. in relation to Turkey, any individual possessing Turkish nationality in accordance with the Turkish Nationality Code; and any legal person, partnership or association deriving its status as such from the laws in force in Turkey;

9. the term "competent authority" means:

   1. in the case of Ireland, the Revenue Commissioners or their authorised representative;

   2. in the case of Turkey, the Minister of Finance or his authorised representative.

2. As regards the application of the Convention at any time by a Contracting State, any term not defined therein shall, unless the context otherwise requires, have the meaning which it has at that time under the laws of that State for the purposes of the taxes to which the Convention applies.

Article 4

Resident

1. For the purposes of this Convention, the term "resident of a Contracting State" means any person who, under the laws of that State, is liable to tax therein by reason of his domicile, residence, place of incorporation, place of management or any other criterion of a similar nature, and also includes that State and any political subdivision or local authority thereof. This term, however, does not include any person who is liable to tax in that State in respect only of income from sources in that State.

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2. Where by reason of the provisions of paragraph 1 an individual is a resident of both Contracting States, then his status shall be determined as follows:

    1. he shall be deemed to be a resident only of the State in which he has a permanent home available to him; if he has a permanent home available to him in both States, he shall be deemed to be a resident only of the State with which his personal and economic relations are closer (centre of vital interests);
    2. if the State in which he has his centre of vital interests cannot be determined, or if he has not a permanent home available to him in either State, he shall be deemed to be a resident only of the State in which he has an habitual abode;
    3. if he has an habitual abode in both States or in neither of them, he shall be deemed to be a resident only of the State of which he is a national;
    4. if he is a national of both States or of neither of them, the competent authorities of the Contracting States shall settle the question by mutual agreement.

3. Where by reason of the provisions of paragraph 1 a person other than an individual is a resident of both Contracting States, then it shall be deemed to be a resident of the Contracting State in which its place of effective management is situated. However, where such a person has the place of effective management of its business in one of the Contracting States and its place of incorporation in the other

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Contracting State, then the competent authorities of the Contracting States shall determine by mutual agreement the Contracting State of which the person shall be deemed to be a resident for the purposes of this Convention.

Article 5

Permanent Establishment

1. For the purposes of this Convention, the term "permanent establishment" means a fixed place of business through which the business of an enterprise is wholly or partly carried on.
2. The term "permanent establishment" includes especially:
    1. a place of management;
    2. a branch;
    3. an office;
    4. a factory;
    5. a workshop; and
    6. a mine, an oil or gas well, a quarry or any other place of extraction of natural resources.
3. A person carrying on activities offshore in a Contracting State in connection with the exploration or exploitation of the sea bed and sub-soil and their natural resources situated in that Contracting State shall be deemed to be carrying on a business through a permanent establishment in that Contracting State.
4. The term permanent establishment likewise encompasses a building site, a construction, assembly or installation project or supervisory

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activities in connection therewith, but only where such site, project or activities continue for a period of more than six months.

5. Notwithstanding the preceding provisions of this Article, the term "permanent establishment" shall be deemed not to include:
   1. the use of facilities solely for the purpose of storage, display or delivery of goods or merchandise belonging to the enterprise;
   2. the maintenance of a stock of goods or merchandise belonging to the enterprise solely for the purpose of storage, display or delivery;
   3. the maintenance of a stock of goods or merchandise belonging to the enterprise solely for the purpose of processing by another enterprise;
   4. the maintenance of a fixed place of business solely for the purpose of purchasing goods or merchandise, or of collecting information, for the enterprise;
   5. the maintenance of a fixed place of business solely for the purpose of carrying on, for the enterprise, any other activity of a preparatory or auxiliary character;
   6. the maintenance of a fixed place of business solely for any combination of activities mentioned in subparagraphs (a) to (e), provided that the overall activity of the fixed place of business resulting from this combination is of a preparatory or auxiliary character.
6. Notwithstanding the provisions of paragraphs 1 and 2, where a person - other than an agent of an independent status to whom paragraph 7

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applies - is acting in a Contracting State on behalf of an enterprise of the other Contracting State that enterprise shall be deemed to have a permanent establishment in the first mentioned State in respect of any activities which that person undertakes for the enterprise, if such a person:

1. has and habitually exercises in that State an authority to conclude contracts in the name of the enterprise, unless the activities of such person are limited to those mentioned in paragraph 5 which, if exercised through a fixed place of business, would not make this fixed place of business a permanent establishment under the provisions of that paragraph; or
2. has no such authority, but habitually maintains in the first-mentioned State a stock of goods or merchandise from which he regularly delivers goods or merchandise on behalf of the enterprise.

7. An enterprise of a Contracting State shall not be deemed to have a permanent establishment in the other Contracting State merely because it carries on business in that State through a broker, general commission agent or any other agent of an independent status, provided that such persons are acting in the ordinary course of their business.
8. The fact that a company which is a resident of a Contracting State controls or is controlled by a company which is a resident of the other Contracting State, or which carries on business in that other State

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(whether through a permanent establishment or otherwise), shall not of itself constitute either company a permanent establishment of the other.

Article 6

Income from Immovable Property

1. Income derived by a resident of a Contracting State from immovable property (including income from agriculture or forestry) situated in the other Contracting State may be taxed in that other State.
2. The term "immovable property" shall have the meaning which it has under the law of the Contracting State in which the property in question is situated. The term shall in any case include property accessory to immovable property, livestock and equipment used in agriculture, forestry and the breeding and cultivation of fish, rights to which the provisions of general law respecting landed property apply, usufruct of immovable property and rights to variable or fixed payments as consideration for the working of, or the right to work, mineral deposits, sources and other natural resources; ships, boats and aircraft shall not be regarded as immovable property.
3. The provisions of paragraph 1 shall apply to income derived from the direct use, letting or use in any other form of immovable property.
4. The provisions of paragraphs 1 and 3 shall also apply to the income from immovable property of an enterprise and to income from immovable property used for the performance of independent personal services.

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Article 7

Business Profits

1. The profits of an enterprise of a Contracting State shall be taxable only in that State unless the enterprise carries on business in the other Contracting State through a permanent establishment situated therein. If the enterprise carries on business as aforesaid, the profits of the enterprise may be taxed in the other State but only so much of them as is attributable to that permanent establishment.
2. Subject to the provisions of paragraph 3, where an enterprise of a Contracting State carries on business in the other Contracting State through a permanent establishment situated therein, there shall in each Contracting State be attributed to that permanent establishment the profits which it might be expected to make if it were a distinct and separate enterprise engaged in the same or similar activities under the same or similar conditions and dealing wholly independently with the enterprise of which it is a permanent establishment.
3. In determining the profits of a permanent establishment, there shall be allowed as deductions expenses which are incurred for the purposes of the permanent establishment, including executive and general administrative expenses so incurred, whether in the State in which the permanent establishment is situated or elsewhere.
4. Insofar as it has been customary in a Contracting State to determine the profits to be attributed to a permanent establishment on the basis of an apportionment of the total profits of the enterprise to its various

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parts, nothing in paragraph 2 shall preclude that Contracting State from determining the profits to be taxed by such an apportionment as may be customary; the method of apportionment adopted shall, however, be such that the result shall be in accordance with the principles contained in this Article.

5. No profits shall be attributed to a permanent establishment by reason of the mere purchase by that permanent establishment of goods or merchandise for the enterprise.
6. For the purposes of the preceding paragraphs, the profits to be attributed to the permanent establishment shall be determined by the same method year by year unless there is good and sufficient reason to the contrary.
7. Where profits include items of income or gains which are dealt with separately in other Articles of this Convention, then the provisions of those Articles shall not be affected by the provisions of this Article.

Article 8

International Transport

1. Profits of an enterprise of a Contracting State from the operation of ships, aircraft or road-transport vehicles in international traffic shall be taxable only in that State.
2. The provisions of paragraph 1 shall also apply to profits from participation in a pool, a joint business or an international operating agency.

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Article 9

Associated Enterprises

1. Where
    1. an enterprise of a Contracting State participates directly or indirectly in the management, control or capital of an enterprise of the other Contracting State, or
    2. the same persons participate directly or indirectly in the management, control or capital of an enterprise of a Contracting State and an enterprise of the other Contracting State,

    and in either case conditions are made or imposed between the two enterprises in their commercial or financial relations which differ from those which would be made between independent enterprises, then any profits which would, but for those conditions, have accrued to one of the enterprises, but, by reason of those conditions have not so accrued, may be included in the profits of that enterprise and taxed accordingly.

2. Where a Contracting State includes in the profits of an enterprise of that State and taxes accordingly profits on which an enterprise of the other Contracting State has been charged to tax in that other State and the profits so included are profits which would have accrued to the enterprise of the first-mentioned State if the conditions made between the two enterprises had been those which would have been made between independent enterprises, then that other State shall make an

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appropriate adjustment to the amount of the tax charged therein on those profits, where that other Contracting State considers the adjustment justified. In determining such adjustment, due regard shall be had to the other provisions of this Convention and the competent authorities of the Contracting States shall if necessary consult each other.

Article 10

Dividends

1. Dividends paid by a company which is a resident of a Contracting State to a resident of the other Contracting State may be taxed in that other State.
2. However, such dividends may also be taxed in the Contracting State of which the company paying the dividends is a resident and according to the laws of that State, but if the beneficial owner of the dividends is a resident of the other Contracting State, the tax so charged shall not exceed:
    1. in the case of Turkey:
        1. 5 per cent of the gross amount of the dividends, to the extent that they are paid out of profits that have been subject to tax in Turkey as specified in paragraph 5, where the beneficial owner is a company (other than a partnership) which holds directly at least 25 per cent of the voting power of the company paying the dividends;

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2. 10 per cent of the gross amount of the dividends where the beneficial owner is a company (other than a partnership) which holds directly at least 25 per cent of the voting power of the company paying the dividends;
        3. 15 per cent of the gross amount of the dividends in all other cases;
    2. in the case of Ireland:
        1. 5 per cent of the gross amount of the dividends where the beneficial owner is a company (other than a partnership) which holds directly at least 25 per cent of the voting power of the company paying the dividends;
        2. 15 per cent of the gross amount of the dividends in all other cases.

        This paragraph shall not affect the taxation of the company in respect of the profits out of which the dividends are paid.

3. The term "dividends" as used in this Article means income from shares, "jouissance" shares or "jouissance" rights, founders' shares or other rights, not being debt-claims, participating in profits, as well as any income or distribution which is subjected to the same taxation treatment as income from shares by the laws of the State of which the company paying the income or making the distribution is a resident.
4. Profits of a company which is a resident of a Contracting State which is carrying on business in the other Contracting State through a

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permanent establishment situated therein may, after having been taxed under Article 7, be taxed on the remaining amount in the Contracting State in which the permanent establishment is situated and in accordance with the provisions of the domestic law of that State, but the rate of tax so charged shall not exceed 5 per cent of that amount.

5. For the purposes of subparagraph (a)(i) of paragraph 2, profits have been subject to tax in Turkey where they have not been exempted and are subject to the full rate of corporation tax (Kurumlar Vergisi).

6. The provisions of paragraphs 1 and 2 shall not apply if the beneficial owner of the dividends, being a resident of a Contracting State, carries on business in the other Contracting State of which the company paying the dividends is a resident, through a permanent establishment situated therein, or performs in that other State independent personal services from a fixed base situated therein, and the holding in respect of which the dividends are paid is effectively connected with such permanent establishment or fixed base. In such case the provisions of Article 7 or Article 14, as the case may be, shall apply.

7. Subject to the provisions of paragraph 4, where a company which is a resident of a Contracting State derives profits or income from the other Contracting State, that other State may not impose any tax on the dividends paid by the company, except in so far as such dividends are paid to a resident of that other State or in so far as the holding in respect of which the dividends are paid is effectively connected with a permanent establishment or a fixed base situated in that other State, nor subject the company's undistributed profits to a tax on the

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company's undistributed profits, even if the dividends paid or the undistributed profits consist wholly or partly of profits or income arising in such other State.

Article 11

Interest

1. Interest arising in a Contracting State and paid to a resident of the other Contracting State may be taxed in that other State.
2. However, such interest may also be taxed in the Contracting State in which it arises, and according to the laws of that State, but if the beneficial owner of the interest is a resident of the other Contracting State, the tax so charged shall not exceed:
    1. 10 per cent of the gross amount of such interest where it is paid in respect of a loan or other debt claim for a period exceeding two years or if the interest is received by a financial institution;
    2. 15 per cent of the gross amount of the interest in all other cases.
3. The term "interest", as used in this Article, means income from debt-claims of every kind, whether or not secured by mortgage, and whether or not carrying a right to participate in the debtor's profits, and in particular, income from government securities and income from bonds or debentures, including premiums and prizes attaching to such securities, bonds or debentures as well as all other income assimilated to income from money lent by the laws of the State in which the income arises but does not include any income which is treated as a dividend under Article 10.

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4. The provisions of paragraph 1 shall not apply if the beneficial owner of the interest, being a resident of a Contracting State, carries on business in the other Contracting State in which the interest arises, through a permanent establishment situated therein, or performs in that other State independent personal services from a fixed base situated therein, and the debt-claim in respect of which the interest is paid is effectively connected with such permanent establishment or fixed base. In such case the provisions of Article 7 or Article 14, as the case may be, shall apply.

5. Interest shall be deemed to arise in a Contracting State when the payer is that State itself, a political subdivision, a local authority or a resident of that State. Where, however, the person paying the interest, whether he is a resident of a Contracting State or not, has in a Contracting State a permanent establishment or a fixed base in connection with which the indebtedness on which the interest is paid was incurred, and such interest is borne by such permanent establishment or fixed base, then such interest shall be deemed to arise in the State in which the permanent establishment or fixed base is situated.

6. Where, by reason of a special relationship between the payer and the beneficial owner or between both of them and some other person, the amount of the interest, having regard to the debt-claim for which it is paid, exceeds the amount which would have been agreed upon by the payer and the beneficial owner in the absence of such relationship, the provisions of this Article shall apply only to the last-mentioned amount. In such case, the excess part of the payments shall remain taxable

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according to the laws of each Contracting State, due regard being had to the other provisions of this Convention.

Article 12

Royalties

1. Royalties arising in a Contracting State and paid to a resident of the other Contracting State may be taxed in that other State.
2. However, such royalties may also be taxed in the Contracting State in which they arise and according to the laws of that State, but if the beneficial owner of the royalties is a resident of the other Contracting State, the tax so charged shall not exceed 10 per cent of the gross amount of the royalties.
3. The term "royalties", as used in this Article, means payments of any kind received as a consideration for the use of, or the right to use, any copyright of literary, artistic or scientific work, including cinematograph films and recordings for radio and television, any patent, trade mark, design or model, plan, secret formula or process, or for information concerning industrial, commercial or scientific experience, or for the use of, or the right to use, industrial, commercial or scientific equipment. The term "royalties" also includes gains derived from the alienation of any such right or property which are contingent on the productivity, use or disposition thereof.
4. The provisions of paragraph 1 shall not apply if the beneficial owner of the royalties, being a resident of a Contracting State, carries on business in the other Contracting State in which the royalties arise,

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through a permanent establishment situated therein, or performs in that other State independent personal services from a fixed base situated therein, and the right or property in respect of which the royalties are paid is effectively connected with such permanent establishment or fixed base. In such case the provisions of Article 7 or Article 14, as the case may be, shall apply.

5. Royalties shall be deemed to arise in a Contracting State where the payer is a resident of that State. Where, however, the person paying the royalties, whether he is a resident of a Contracting State or not, has in a Contracting State a permanent establishment or a fixed base in connection with which the obligation to pay the royalties was incurred and such royalties are borne by that permanent establishment or fixed base, then such royalties shall be deemed to arise in the Contracting State in which the permanent establishment or fixed base is situated.
6. Where, by reason of a special relationship between the payer and the beneficial owner or between both of them and some other person, the amount of the royalties, having regard to the use, right or information for which they are paid, exceeds the amount which would have been agreed upon by the payer and the beneficial owner in the absence of such relationship, the provisions of this Article shall apply only to the last-mentioned amount. In such case, the excess part of the payments shall remain taxable according to the laws of each Contracting State, due regard being had to the other provisions of this Convention.

Article 13

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Capital Gains

1. Gains derived by a resident of a Contracting State from the alienation of immovable property referred to in Article 6 and situated in the other Contracting State may be taxed in that other State.
2. For the purposes of paragraph 1, gains from the alienation of immovable property situated in the other Contracting State shall include gains from shares (including stock and any security), deriving the greater part of their value directly or indirectly from immovable property situated in that other State.
3. Gains, other than those dealt with in paragraph 2, from the alienation of movable property forming part of the business property of a permanent establishment which an enterprise of a Contracting State has in the other Contracting State or of movable property pertaining to a fixed base available to a resident of a Contracting State in the other Contracting State for the purpose of performing independent personal services, including such gains from the alienation of such a permanent establishment (alone or with the whole enterprise) or of such fixed base, may be taxed in that other State.
4. Gains derived by an enterprise of a Contracting State from the alienation of ships, aircraft or road transport vehicles operated in international traffic, or movable property pertaining to the operation of such ships, aircraft or road transport vehicles shall be taxable only in that State.

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5. Gains from the alienation of any property, other than that referred to in the preceding paragraphs of this Article, shall be taxable only in the Contracting State of which the alienator is a resident.
6. The provisions of the paragraph 5 shall not affect the right of a Contracting State to levy according to its law a tax on:
    1. gains derived by a resident of the other Contracting State from the alienation of shares or bonds issued by a resident of the first-mentioned State if the period between acquisition and alienation does not exceed one year;
    2. gains from the alienation of any property derived by an individual who is a resident of the other Contracting State and has been a resident of the first-mentioned State at any time during the three years immediately preceding the alienation of the property if the property was held by the individual before he became a resident of that other State.

Article 14

Independent Personal Services

1. Income derived by a resident of a Contracting State in respect of professional services or other activities of an independent character shall be taxable only in that State. However, such income may also be taxed in the other Contracting State if such services or activities are performed in that other State and if:

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1. he has a fixed base regularly available to him in that other Contracting State for the purpose of performing his services or activities; or
2. he is present in that other State for the purpose of performing those services or activities for a period or periods amounting in the aggregate to 183 days or more in any continuous period of twelve months.

   In such circumstances, only so much of the income as is attributable to that fixed base or is derived from the services or activities performed during his presence in that other State, as the case may be, may be taxed in that other State.

2. Income derived by an enterprise of a Contracting State in respect of professional services or other activities of a similar character shall be taxable only in that State. However, such income may also be taxed in the other Contracting State if such services or activities are performed in that other State and if:
   1. the enterprise has a permanent establishment in that other Contracting State through which the services or activities are performed; or
   2. the period or periods during which the services or activities are performed in the other State amount in the aggregate to 183 days or more in any continuous period of twelve months.

   In such circumstances, only so much of the income as is

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attributable to that permanent establishment or to the services or activities performed in that other State, as the case may be, may be taxed in that other State. In either case, the Republic of Turkey may levy a withholding tax on such income. However, the recipient of such income, having been subjected to such a tax, may elect to be taxed on a net basis in respect of such income in accordance with the provisions of Article 7 as if the income were attributable to a permanent establishment of the enterprise situated in Turkey.

3. The term "professional services" includes especially independent scientific, literary, artistic, educational or teaching activities as well as the independent activities of physicians, lawyers, engineers, architects, dentists, and accountants.

Article 15

Dependent Personal Services

1. Subject to the provisions of Articles 16, 18, 19 and 21, salaries, wages and other similar remuneration derived by a resident of a Contracting State in respect of an employment shall be taxable only in that State unless the employment is exercised in the other Contracting State. If the employment is so exercised, such remuneration as is derived therefrom may be taxed in that other State.
2. Notwithstanding the provisions of paragraph 1, remuneration derived by a resident of a Contracting State in respect of an employment

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exercised in the other Contracting State shall be taxable only in the first-mentioned State if:

1. the recipient is present in the other State for a period or periods not exceeding in the aggregate 183 days in any 12 month period commencing or ending in the fiscal year concerned of that other State, and
2. the remuneration is paid by, or on behalf of, an employer who is not a resident of the other State, and
3. the remuneration is not borne by a permanent establishment or a fixed base which the employer has in the other State.

3. Notwithstanding the preceding provisions of this Article, remuneration derived in respect of an employment exercised aboard a ship, aircraft or road-transport vehicle operated in international traffic by an enterprise of a Contracting State may be taxed in that Contracting State.

Article 16

Directors' Fees

Directors' fees and other similar payments derived by a resident of a Contracting State in his capacity as a member of the board of directors of a company which is a resident of the other Contracting State may be taxed in that other State.

Article 17

Artistes and Sportsmen

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1. Notwithstanding the provisions of Articles 14 and 15, income derived by a resident of a Contracting State as an entertainer, such as a theatre, motion picture, radio or television artiste, or a musician, or as a sportsman, from his personal activities as such exercised in the other Contracting State, may be taxed in that other State.
2. Where income in respect of personal activities exercised by an entertainer or a sportsman in his capacity as such accrues not to the entertainer or sportsman himself but to another person, that income may, notwithstanding the provisions of Articles 7, 14 and 15, be taxed in the Contracting State in which the activities of the entertainer or sportsman are exercised.
3. The provisions of paragraphs 1 and 2 shall not apply to income derived from activities exercised in a Contracting State by an entertainer or a sportsman if the visit to that State is wholly or mainly supported by public funds by one or both of the Contracting States or local authorities thereof. In such case, the income shall be taxable only in the Contracting State in which the entertainer or sportsman is a resident.

Article 18

Pensions and Annuities

1. Subject to the provisions of paragraph 2 of Article 19, pensions and other similar remuneration paid to a resident of a Contracting State in consideration of past employment and any annuity paid to such a resident shall be taxable only in that State.

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2. The term "annuity" means a stated sum payable periodically at stated times during life or during a specified or ascertainable period of time under an obligation to make the payments in return for adequate and full consideration in money or money's worth.

Article 19

Government Service

1.
    1. Salaries, wages and other similar remuneration, other than a pension, paid by a Contracting State or a political subdivision or a local authority thereof to an individual in respect of services rendered to that State or subdivision or authority in the discharge of functions of a governmental nature shall be taxable only in that State.
    2. However, such salaries, wages and other similar remuneration shall be taxable only in the other Contracting State if the services are rendered in that State and the individual is a resident of that State who:
        1. is a national of that State; or
        2. did not become a resident of that State solely for the purpose of rendering the services.

2.
    1. Any pension paid by, or out of funds created by, a Contracting State or a political subdivision or a local authority thereof to an individual in respect of services rendered to that State or

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subdivision or authority in the discharge of functions of a governmental nature shall be taxable only in that State.

2. However, such pension shall be taxable only in the other Contracting State if the individual is a resident of, and a national of, that State.

3. The provisions of Articles 15, 16, 17 and 18 shall apply to salaries, wages and other similar remuneration, and to pensions, in respect of services rendered in connection with a business carried on by a Contracting State or a political subdivision or a local authority thereof.

Article 20

Students

Payments which a student or business apprentice who is or was immediately before visiting a Contracting State a resident of the other Contracting State and who is present in the first-mentioned State solely for the purpose of his education or training receives for the purpose of his maintenance, education or training shall not be taxed in that State, provided that such payments arise from sources outside that State.

Article 21

Teachers and Lecturers

1. A teacher or lecturer who makes a temporary visit to a Contracting State for a period not exceeding two years for the purpose of teaching or conducting research at a university, college, school or other

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educational institution, and who is, or immediately before such visit was, a resident of the other Contracting State shall not be taxed in the first-mentioned Contracting State in respect of remuneration for such teaching or research, provided that such remuneration arises from sources outside that first-mentioned Contracting State.

2. The preceding provisions of this Article shall not apply to remuneration which a professor or teacher receives for conducting research if the research is undertaken primarily for the private benefit of a specific person or persons.

Article 22

Other Income

1. Items of income of a resident of a Contracting State, wherever arising, not dealt with in the foregoing Articles of this Convention shall be taxable only in that State.
2. The provisions of paragraph 1 shall not apply to income, other than income from immovable property as defined in paragraph 2 of Article 6, if the beneficial owner of the income, being a resident of a Contracting State, carries on business in the other Contracting State through a permanent establishment situated therein, or performs in that other State independent personal services from a fixed base situated therein, and the right or property in respect of which the income is paid is effectively connected with such permanent establishment or fixed base. In such case the provisions of Article 7 or Article 14, as the case may be, shall apply.

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Article 23

Elimination of Double Taxation

1. Subject to the provisions of the laws of Ireland regarding the allowance as a credit against Irish tax of tax payable in a territory outside Ireland (which shall not affect the general principle hereof):
    1. Turkish tax payable under the laws of Turkey and in accordance with this Convention, whether directly or by deduction, on profits, income or gains from sources within Turkey (excluding in the case of a dividend tax payable in respect of the profits out of which the dividend is paid) shall be allowed as a credit against any Irish tax computed by reference to the same profits, income or gains by reference to which Turkish tax is computed.
    2. In the case of a dividend paid by a company which is a resident of Turkey to a company which is a resident of Ireland and which controls directly or indirectly 10 per cent or more of the voting power in the company paying the dividend, the credit shall take into account (in addition to any Turkish tax creditable under the provisions of subparagraph (a)) Turkish tax payable by the company in respect of the profits out of which such dividend is paid.
2. Subject to the provisions of the laws of Turkey regarding the allowance as a credit against Turkish tax of tax payable in a territory outside Turkey, Irish tax payable under the laws of Ireland and in accordance with this Convention in respect of income (including profits and

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chargeable gains) derived by a resident of Turkey from sources within Ireland shall be allowed as a deduction from the Turkish tax on such income. Such deduction, however, shall not exceed the amount of Turkish tax, as computed before the deduction is made, attributable to such income.

3. For the purposes of paragraphs 1 and 2, profits, income and capital gains owned by a resident of a Contracting State which may be taxed in the other Contracting State in accordance with this Convention shall be deemed to be derived from sources in that other Contracting State.
4. Where in accordance with any provisions of this Convention income derived by a resident of a Contracting State is exempt from tax in that State, such State may nevertheless, in calculating the amount of tax on the remaining income of such resident, take into account the exempted income.
5. Where, under any provision of this Convention, income or gains is or are wholly or partly relieved from tax in a Contracting State and, under the laws in force in the other Contracting State, an individual, in respect of the said income or gains, is subject to tax by reference to the amount thereof which is remitted to or received in that other State, and not by reference to the full amount thereof, then the relief to be allowed under this Convention in the first-mentioned State shall apply only to so much of the income or gains as is remitted to or received in that other State.

Article 24

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Non-discrimination

1. Nationals of a Contracting State shall not be subjected in the other Contracting State to any taxation or any requirement connected therewith, which is other or more burdensome than the taxation and connected requirements to which nationals of that other State in the same circumstances, in particular with respect to residence, are or may be subjected. This provision shall, notwithstanding the provisions of Article 1, also apply to persons who are not residents of one or both of the Contracting States.
2. Subject to the provisions of paragraph 4 of Article 10, the taxation on a permanent establishment which an enterprise of a Contracting State has in the other Contracting State shall not be less favourably levied in that other State than the taxation levied on enterprises of that other State carrying on the same activities.
3. Except where the provisions of paragraph 1 of Article 9, paragraph 6 of Article 11, or paragraph 6 of Article 12, apply, interest, royalties and other disbursements paid by an enterprise of a Contracting State to a resident of the other Contracting State shall, for the purpose of determining the taxable profits of such enterprise, be deductible under the same conditions as if they had been paid to a resident of the first-mentioned State.
4. Enterprises of a Contracting State, the capital of which is wholly or partly owned or controlled, directly or indirectly, by one or more residents of the other Contracting State, shall not be subjected in the first�mentioned State to any taxation or any requirement connected

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therewith which is other or more burdensome than the taxation and connected requirements to which other similar enterprises of the first mentioned State are or may be subjected.

5. Nothing contained in this Article shall be construed as obliging either Contracting State to grant to residents of the other Contracting State any of the personal allowances, reliefs and reductions for tax purposes on account of civil status or family responsibilities which it grants to its own residents.

Article 25

Mutual Agreement Procedure

1. Where a person considers that the actions of one or both of the Contracting States result or will result for him in taxation not in accordance with the provisions of this Convention, he may, irrespective of the remedies provided by the domestic law of those States, present his case to the competent authority of the Contracting State of which he is a resident or, if his case comes under paragraph 1 of Article 24, to that of the Contracting State of which he is a national. The case must be presented within three years from the first notification of the action resulting in taxation not in accordance with the provisions of the Convention.
2. The competent authority shall endeavour, if the objection appears to it to be justified and if it is not itself able to arrive at a satisfactory solution, to resolve the case by mutual agreement with the competent authority of the other Contracting State, with a view to the avoidance of

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taxation which is not in accordance with the Convention. Any agreement reached shall be implemented notwithstanding any time limits in the domestic law of the Contracting States.

3. The competent authorities of the Contracting States shall endeavour to resolve by mutual agreement any difficulties or doubts arising as to the interpretation or application of the Convention.
4. The competent authorities of the Contracting States may communicate with each other directly for the purpose of reaching an agreement in the sense of the preceding paragraphs.

Article 26

Exchange of Information

1. The competent authorities of the Contracting States shall exchange such information as is foreseeable relevant for carrying out the provisions of this Convention or to the administration or enforcement of the domestic laws concerning taxes of every kind and description imposed on behalf of the Contracting States, or of their political subdivisions or local authorities, insofar as the taxation thereunder is not contrary to the Convention. The exchange of information is not restricted by Articles 1 and 2.
2. Any information received under paragraph 1 by a Contracting State shall be treated as secret in the same manner as information obtained under the domestic laws of that State and shall be disclosed only to persons or authorities (including courts and administrative bodies) concerned with the assessment or collection of, the enforcement or

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prosecution in respect of, or the determination of appeals in relation to the taxes referred to in paragraph 1, or the oversight of the above. Such persons or authorities shall use the information only for such purposes. They may disclose the information in public court proceedings or in judicial decisions.

3. In no case shall the provisions of paragraphs 1 and 2 be construed so as to impose on a Contracting State the obligation:
    1. to carry out administrative measures at variance with the laws and administrative practice of that or of the other Contracting State;
    2. to supply information which is not obtainable under the laws or in the normal course of the administration of that or of the other Contracting State;
    3. to supply information which would disclose any trade, business, industrial, commercial or professional secret or trade process, or information the disclosure of which would be contrary to public policy (ordre public).
4. If information is requested by a Contracting State in accordance with this Article, the other Contracting State shall use its information gathering measures to obtain the requested information, even though that other State may not need such information for its own tax purposes. The obligation contained in the preceding sentence is subject to the limitations of paragraph 3 but in no case shall such limitations be construed to permit a Contracting State to decline to

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supply information solely because it has no domestic interest in such information.

5. In no case shall the provisions of paragraph 3 be construed to permit a Contracting State to decline to supply information solely because the information is held by a bank, other financial institution, nominee or person acting in an agency or a fiduciary capacity or because it relates to ownership interests in a person.

Article 27

Members of Diplomatic Missions and Consular Posts

Nothing in this Convention shall affect the fiscal privileges of members of diplomatic missions and consular posts under the general rules of international law or under the provisions of special agreements.

Article 28

Entry into Force

1. Each Contracting State shall notify to the other Contracting State the completion of the procedure required by its law for the bringing into force of this Convention.
2. This Convention shall enter into force on the date of receipt of the later of these notifications and shall thereupon have effect:
    1. in Ireland:
        1. as respects income tax and capital gains tax, for any year of assessment beginning on or after the first day of

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January in the year next following the date on which this Convention enters into force;

2. as respects corporation tax, for any financial year beginning on or after the first day of January in the year next following the date on which this Convention enters into force;

2. in Turkey:

as respects any taxable periods beginning on or after the first day of January in the year next following the date on which this Convention enters into force.

Article 29

Termination

This Convention shall remain in force until terminated by a Contracting State. Either Contracting State may terminate the Convention at any time after five years from the date on which the Convention enters into force provided that at least six months prior notice of termination has been given through diplomatic channels.

In such event, this Convention shall cease to have effect:

1. in Ireland:

    1. as respects income tax and capital gains tax, for any year of assessment beginning on or after the first day of January in the year next following the date on which the period specified in the said notice of termination expires;

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2. as respects corporation tax, for any financial year beginning on or after the first day of January in the year next following the date on which the period specified in the said notice of termination expires;

2. in Turkey:

as respects any taxable periods beginning on or after the first day of January in the year next following the date on which the period specified in the said notice of termination expires.

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